(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-30911

For Period Ended: September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

The PBSJ Corporation

Full Name of Registrant

4030 Boyscout Blvd., Suite 700

Address of Principal Executive Office (Street and number)

Tampa, Florida 33607

City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The PBSJ Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended September 30, 2009 (the “Form 10-K”) prior to the filing deadline due to an internal investigation being conducted by the Audit Committee of the Board of Directors. The purpose of the internal investigation is to determine whether any laws have been violated, including the Foreign Corrupt Practices Act, in connection with certain projects undertaken by PBS&J International, Inc., one of the Company’s subsidiaries, in certain foreign countries. The Company is unable to determine at this time (i) whether the results of the internal investigation will indicate that its internal controls over financial reporting were not operating effectively, (ii) the impact, if any, such internal investigation may have on the Company’s annual report on internal control over financial reporting that the Company is required to include in the Form 10-K, or (iii) the effect, if any, such internal investigation may have on the Company’s financial statements to be included in the Form 10-K. The Company has self-reported to the Securities and Exchange Commission (the “SEC”) and the Department of Justice (the “DOJ”) the circumstances surrounding this internal investigation. Should the SEC or DOJ decide to conduct its own investigation, the Company will cooperate fully. As the Company’s internal investigation is ongoing, the Company cannot predict with certainty at this time the final outcome of such investigation or any investigation that the SEC or DOJ may conduct, including any fines or penalties that may be imposed.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Donald J. Vrana, Chief Financial Officer (Name)	(813) (Area Code)	282-7275 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The PBSJ Corporation expects to report an increase in net income for the fiscal year ended September 30, 2009 of 53% to $23.6 million compared to net income of $15.5 million for the fiscal ended September 30, 2008.

The PBSJ Corporation

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2009
The PBSJ Corporation

	By:	/s/ Donald J. Vrana
	Name:	Donald J. Vrana
	Title:	Chief Executive Officer